

September 13, 2013

Via E-mail
Thomas A. Bogart
Executive Vice-President, Business Development and General Counsel
Sun Life Financial Inc.
150 King Street West, 6th Floor
Toronto, Ontario, Canada M5H 1J9

> **Re: Sun Life Financial Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 001-15014**

Dear Mr. Bogart:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask that you provide us information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 1 –Management's Discussion and Analysis

Financial Performance
2012 Consolidated Results of Operations
Impact of the Low Interest Rate Environment, page 31

1. Please tell us if the estimated reduction in net income from continuing operations for the 2013 to 2015 period addresses fixed maturity investments that are subject to call or redemption features at the issuer's option and, if not, why not.

Investments
Debt Securities, page 50

2. Please provide us proposed disclosure to be included in future filings that states the source for your credit ratings in the table. If more than one source is used, please discuss in your proposed disclosure how the ultimate rating used in the table is determined.

Exhibit 2 – Consolidated Financial Statements
Notes to the Consolidated Financial Statements

Note 1: Significant Accounting Policies
Income Taxes, page 98

3. In the first paragraph on page 99 you indicate that you present the discounting effect of deferred income taxes associated with temporary differences on policy-related tax items in insurance contract liabilities. Please tell us your basis under the authoritative literature for your accounting. In your response, please tell us why you do not classify these amounts as either deferred tax liabilities under paragraph 15 of IAS 12 or deferred tax assets under paragraph 24 of IAS 12.

Note 3: Held for Sale Classification and Discontinued Operation, page 102

4. Please provide us your analysis under the authoritative literature supporting your position to not accrue an apparent approximately $1 billion anticipated loss upon the sale of your U.S. Annuities business and portions of your U.S. life insurance businesses. In your response, please tell us how the carrying amount of your disposal group is carried at its fair value less costs to sell as required by paragraph 15 of IFRS 5 when it is apparent that your anticipated selling price is less than the book value of the disposal group.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant